

March 19, 2024

Marcelo Cunha Ribeiro
Chief Financial Officer
National Steel Company
Av.Brigadeiro Faria Lima, 3400 - 20th floor
Sao Paulo-SP, Brazil 04538-132

> **Re: National Steel Company**
> **Form 20-F for the Year Ended December 31, 2022**
> **Response dated March 6, 2024**
> **File No. 001-14732**

Dear Marcelo Cunha Ribeiro:

We have reviewed your March 6, 2024 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 28, 2024 letter.

Form 20-F for the Fiscal year Ended December 31, 2022

Item 4. Information on the Company
General, page 17

1.   We note that you have included a draft of your *material property* resource and reserve tables. Please ensure resources are reported exclusive of mineral reserves and that your revised disclosure includes the point of reference (for example in-situ, mill feed, or saleable product), the cut-off grade, and the metallurgical recovery factor as required by Item 1304(d)(1) of Regulation S-K for material properties.

2.   We note that you have included a draft of your *non-material property* resource and reserve tables. Please ensure resources are reported exclusive of mineral reserves and that your revised disclosure includes the point of reference (for example in-situ, mill feed, or saleable product) and the commodity price, as required by Item 1303(b)(3) of Regulation S-K for non-material properties.

3.   Please file your amended Form 20-F for the fiscal year ended December 31, 2022 and the revised technical report summary that includes revisions that address all staff comments.

       Please ensure all information required under Item 1304 of Regulation S-K is included in the amendment for your material mining properties.

        If you have any questions regarding mining comments, please contact John Coleman at 202-551-3610 or Craig Arakawa at 202-551-3650. Please contact Melissa Gilmore at 202-551-3777 or Kevin Woody at 202-551-3629 if you have any other questions.

                                      Sincerely,

                                      Division of Corporation Finance
                                      Office of Manufacturing